Solutions Vending International

ANNUAL REPORT

997 N Fourth
Street Columbus,
OH 43201
www.popcom.shop

This Annual Report is dated May 5th, 2020.

Company Overview

We have developed a proprietary kiosk, the PopShop, and an accompanying software platform, that allows brands and retailers to, among other things, sell and/or dispense their products and track and improve revenue through, such features as demographic ad targeting, advanced payment features, inventory management, and sales tracking and data analytics. We use computer vision, facial recognition, and machine learning to collect customer data at the point of sale or order, including customer age, gender, emotion, and engagement. In addition to selling our kiosks to brands and retailers and licensing them our software platform on a subscription basis, we intend to license our proprietary API to third party kiosk and vending machine manufacturers to incorporate the functionality of our software into their existing and new machines.
Our mission is to equip entrepreneurs and brands with ready retail solutions that allow rapid retail expansion, incredible customer experiences, and powerful sales data. We do not intend to operate or dispense products from our kiosks.

Competitors and Industry

We face competition from various entities in the vending machine and kiosk industry such as Zoom Systems/SWYFT, and new startups are continually launching in the marketplace. In the cannabis industry, a handful of retailers have tried launching cannabis vending machines, however, they have discontinued them. Greenbox Robotics has announced a plan to roll out automatic cannabis dispensing machines. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

Current Stage and Roadmap

Current Stage

Since our 2019 crowdfunding campaign we have developed three market-ready products:

1. PopShop Kiosk - Digital Pop-up Shop (vending machine) that dispenses products. This product is now in the manufacturing stage after successfully developing a working prototype in January 2020 and launching it at the CES and NRF tradeshows. We are now accepting orders for our first manufacturing run to be delivered in Q3- 2020.

2. PopCom Kiosk / API - ordering and translation kiosk that does not dispense   product, however, incorporates our software. We have successfully completed the development of our software and are now in the process of packaging it for commercialization. We are working to secure manufacturing partners to integrate our software at scale.

3. PopCom age verification system for regulated products: we have completed development on the software that allows vending machines to sell cannabis/alcohol/pharma by verifying the identity and managing the data on the blockchain. We have leveraged third-party blockchain technology to ensure the secure management of customer data and enable the compliant sale of regulated products including cannabis, pharmaceuticals, tobacco, gaming products and alcohol from vending machines and kiosks. We have developed a working prototype to a paying customer.

Sales and Marketing RoadMap

We plan to sell our kiosks to brands and retail partners to deploy in high traffic areas such as airports, malls, conference facilities, college campuses, and to market and license the PopCom API to the kiosk and vending machine manufacturers and operators. Our target market includes the following:

Retailers and brands seeking a new direct to customer distribution solution to sell and sample products and/or generate leads using vending machines and kiosks, and

Licensed regulated retailers (e.g. Cannabis dispensaries, pharmacies, etc) seeking an automated solution to dispense products while remaining regulatory compliant.

We currently have an internal sales team that has a strong existing pipeline of customers, that have been secured through trade show attendance, speaking engagements, and sales presentations. We receive sales leads generated by our CEO's thought leadership in nationally published reports in the automated retail industry and countless media features. We also receive leads generated from our website. We are working on strategic partnerships with vending machine and kiosk manufacturers to license our PopCom API.

Our business plan contemplates selling our PopShop Kiosks and PopCom Kiosks to brands and retailers, for a retail price of approximately $20,000, and $8,000, respectively. We also intend to charge a monthly subscription fee for our PopCom API. As currently contemplated, the base monthly subscription fee will be $400.00.

We plan on charging $250.00 to retrofit existing kiosks and vending machines with our software and plan on securing a third-party vending company to perform such installations. We also plan on charging subscription fees of $400.00 per month for data and analytics.

Manufacturing and Development RoadMap

We have designed our PopShop Kiosk with the assistance of a third party development firm. While Shenzhen shall manufacture the first PopShop Kiosk, we intend to work with Fast Corp based in Chester, Connecticut to manufacture additional PopShop Kiosks. Shenzhen has produced one fully functioning PopShop Kiosk prototype. We have a patent-pending on the design of the PopShop Kiosk.

Our API is in test staging and fully working on our prototype kiosks, however, we are still actively developing new features. We anticipate production software deployment prior to shipping our first machines.

Previous Offerings

Between 1/8/2019 and 10/21/2019, we sold 5,934,121 shares of Class A Common Stock in exchange for $0.18 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $1,070,000.00
Number of Securities Sold: 5,944,444
Use of proceeds: Prototyping and working capital. Date: April 19, 2019
Offering exemption relied upon: Regulation CF

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $30,000.00
Number of Securities Sold: 3,444,100
Use of proceeds: Software/product development and working capital. (This investor was issued 119,100 additional shares upon the closing of the 2019 Reg Cf offering as part of an anti-dilution right).
Date: October 31, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity

Final amount sold: $20,000.00 Number of Securities Sold: 1,880,000
Use of proceeds: Software/product development and working capital. Date: June 15, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $91,020.00
Number of Securities Sold: 3,640,000
Use of proceeds: Software/product development and working capital. Date: June 05, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $100,000.00
Use of proceeds: Software/product development and working capital. Date: July 21, 2017

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $250,000.00
Use of proceeds: Software/product development and working capital. Date: November 07, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $50,000.00
Use of proceeds: Software/product development and working capital. Date: December 06, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $100,000.00
Use of proceeds: Product Development. Date: March 18, 2018
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $50,000.00
Use of proceeds: Software/product development and working capital. Date: March 28, 2018
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity

Final amount sold: $205,000.00 Number of Securities Sold: 1,069,940
Use of proceeds: Software/product development and working capital. Date: June 28, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $15,000.00
Use of proceeds: Software/product development and working capital. Date: November 15, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $10,000.00
Use of proceeds: Software/product development and working capital. Date: October 23, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $6,692.00
Use of proceeds: Software/product development and working capital. Date: August 16, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $45,000.00
Use of proceeds: Software/product development and working capital. Date: September 03, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $25,000.00
Use of proceeds: Software/product development and working capital. Date: April 10, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $10,000.00
Use of proceeds: Software/product development and working capital. Date: November 03, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $25,000.00
Use of proceeds: Working capital. Date: May 10, 2017

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $15,000.00
Use of proceeds: Working capital Date: February 12, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $5,000.00
Use of proceeds: Working capital. Date: February 12, 2020
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note Final amount sold: $10,000.00
Use of proceeds: Working capital. Date: January 10, 2020
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $0.00 Number of Securities Sold: 41
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: June 01, 2016
Offering exemption relied upon: 506(b)

Name: Class B Common Stock Type of security sold: Equity Final amount sold: $0.00
Number of Securities Sold: 5,000
Use of proceeds: No money raised; this was an issuance to Founder/CEO in exchange for services and intellectual property.
Date: June 09, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $0.00 Number of Securities Sold: 20
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: October 01, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $0.00
Number of Securities Sold: 250,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: February 22, 2019
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $0.00
Number of Securities Sold: 203,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: January 01, 2018
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $0.00
Number of Securities Sold: 203,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: June 01, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $0.00
Number of Securities Sold: 331,317
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: May 18, 2017
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $0.00
Number of Securities Sold: 375,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: January 04, 2018
Offering exemption relied upon: 506(b)

Name: Class A Common Stock Type of security sold: Equity Final amount sold: $0.00
Number of Securities Sold: 250,000
Use of proceeds: No money raised; these shares were issued in lieu of compensation as part of an advisor agreement.
Date: February 22, 2019
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

The continuation of the business is entirely reliant upon outside investments at this point. Without outside investments, the Company will not be able to operate.

Foreseeable major expenses based on projections:

Our major expenses will be operations/legal, marketing, R&D and production of our first hardware to deliver to customers.

Future operational challenges:

Potential operational challenges could stem from working with third party manufacturers to produce our hardware. We reduce this risk by partnering with several manufacturers in the U.S. and abroad.

Future challenges related to capital resources:

Potential operational challenges could be undercapitalization if we do not raise enough funding to reach our next milestones.

Future milestones and events:

Future milestones and events that will significantly impact the company financially and operationally include 1) raising enough capital to produce the PopShop at scale 2) raising enough capital to sustain operations 3) raising enough capital to make the necessary hires to meet our sales goals

Liquidity and Capital Resources

The company currently has a revolving line of credit with Silicon Valley Bank, for a total amount available of $25,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign are critical to our company operations in meeting our next milestones to deliver the products to our customers and develop additional product lines.

If we raise the minimum amount we will be able to operate the Company for 36 months based on the operational expenses minus payroll. If we raise the minimum amount on StartEngine we will accept institutional funding to capitalize on the business.

If we raise the maximum funding goal we will be able to operate the company for approximately 36 months.

Additional future sources of capital include revenue from customers, lines of credit that will be extended after a successful round, strategic partnerships.

Debt

Creditor: Charmaine Nalty Amount Owed: $15,000.00 Interest Rate: 0.0%
equity convertible with qualified financing

Creditor: Keson Drayton Amount Owed: $5,000.00 Interest Rate: 0.0%
equity convertible upon qualified financing

Creditor: Saundra Davis and John Godbee Amount Owed: $10,000.00
Interest Rate: 0.0%
equity converted upon qualified financing

Creditor: Marcus Stroud Amount Owed: $15,000.00 Interest Rate: 5.0%
In 2013, the Company issued a promissory note of $15,000 to one of its stockholders. As of December 31, 2019, and 2018, the principal and accrued interest are still outstanding (Note 5). The founder held both Class A and B membership units which were c

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dawn Dickson
Dawn Dickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Secretary, Chief Financial Officer and Director Dates of Service: October 01, 2012 - Present
Responsibilities: Customary responsibilities of Chief Executive Officer, Secretary, Chief Financial Officer and Director, such as managing all aspects of the business. Dawn Dickson receives annual compensation of $12,200.

Position: Founder
Dates of Service: April 12, 2011 - Present
Responsibilities: Founder of the company and primary shareholder

Other business experience in the past three years:

Employer: Flat Out of Heels, LLC Title: Founder
Dates of Service: April 12, 2011 - Present Responsibilities: Approve hires and operating budget

Name: Dan Rockwell

Dan Rockwell's current primary role is with Big Kitty Labs, LLC. Dan Rockwell currently services 35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: April 01, 2018 - Present
Responsibilities: Chief Technology Officer. Dan Rockwell receives annual compensation of $75,000.

Other business experience in the past three years:

Employer: Big Kitty Labs, LLC
Title: Chief Executive Officer
Dates of Service: February 01, 2019 - Present
Responsibilities: Chief Executive Officer

Name: Brian Brackeen

Brian Brackeen's current primary role is with Lightship Capital. Brian Brackeen currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: November 01, 2019 - Present
Responsibilities: Director

Other business experience in the past three years:

Employer: Lightship Capital Title: Managing Partner
Dates of Service: January 01, 2019 - Present
Responsibilities: Brian is responsible for fund operations and leads the AI development team.

Other business experience in the past three years:

Employer: Kairos Inc
Title: Chief Executive Officer and Director
Dates of Service: January 01, 2012 - June 01, 2019
Responsibilities: Founded and managed the face recognition innovator, Kairos, Inc.

Name: Alexa McCulloch

Alexa McCulloch's current primary role is with Techstars. Alexa McCulloch currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
      Position: Director
      Dates of Service: October 01, 2019 - Present
      Responsibilities: Director

Other business experience in the past three years:

      Employer: NetCloak Inc
      Title: Chairman and Chief Executive Officer
      Dates of Service: October 01, 2018 - October 01, 2019
      Responsibilities: Was the Chairman and Chief Executive Officer at NetCloak Inc. a cybersecurity enterprise SaaS company.

Other business experience in the past three years:

      Employer: Pacific Heart, Lung, and Blood Institute
      Title: Board Director and Treasurer
      Dates of Service: October 01, 2016 - May 01, 2019
      Responsibilities: Board Director and Treasurer

Other business experience in the past three years:

      Employer: Central London Community Healthcare NHS Trust
      Title: Independent Director
      Dates of Service: December 01, 2009 - April 01, 2014
      Responsibilities: Independent Director

Other business experience in the past three years:

      Employer: Techstars
      Title: Mentor and Advisor
      Dates of Service: April 01, 2017 - Present
      Responsibilities: Mentor and Advisor

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	Dawn Dickson	20,000,000 shares		100%

RELATED PARTY TRANSACTIONS

Name of Entity: Big Kitty Labs
Names of 20% owners: Dan Rockwell, Tushar Kulkarni Relationship to Company: Officer
Nature / amount of interest in the transaction: Big Kitty Labs is PopCom's contract software development firm.

Material Terms: Big Kitty Labs is paid $15,000 per month to for three developers to work on PopCom's software stack. This is an ongoing contract.

Name of Entity: Marcus Stroud Relationship to Company: Stockholder
Nature / amount of interest in the transaction: In 2013, the Company issued a promissory note of $15,000 to one of its stockholders.
Material Terms: As of December 31, 2019, and 2018, the principal and accrued interest are still outstanding (Note 5). The stockholder held both Class A and B membership units which were converted into shares of Class A common stock in 2017.

OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, 2020 Convertible Notes, and Warrant. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,889,435 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 40,000,000 with a total of 24,744,512 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. In the event of our voluntary or involuntary liquidation, dissolution or winding up, our merger or consolidation which results in a change of control, a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by us of all or substantially all of our assets, subject to any preferential right of the holders of any preferred stock that may be authorized and   issued in the future, the resulting consideration shall be distributed among the holders of shares of Common Stock, regardless of class, pro-rata based on the number   of shares of Common Stock held by each such holder.

The holders of Class A Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class   A Shares, or alter or change the powers, preferences, or special rights of the Class A Shares, so as to affect them adversely.

The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

The holders of Class B Shares are entitled to one vote per share.

Material Rights

As of the date of this Form-C, Dawn Dickson, our Chief Executive Officer, Chief Financial Officer, Secretary, and sole director, owns 20,000,000 Class B Shares, which constitute 100% of our voting power.

2020 Convertible Notes

The security will convert into Whatever equity is being offered as part of the qualified financing (i.e., an offering of at least $250k, which is the triggering event). if there are no qualified financings prior to the maturity, then the holder can, upon or after the maturity date, elect to be converted into common stock (class a). and the   terms of the 2020 Convertible Notes are outlined below:

Amount outstanding: $30,000.00 Maturity Date: February 12, 2022

Interest Rate: 8.0%

Discount Rate: 0.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: When the Company issues and sells shares of its capital stock on or before the date of the Maturity Date in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (a "Qualified Financing").

Material Rights

On a fully diluted basis, these outstanding notes would currently convert to 90,762 of Class A common stock.

Note

The $30,000 comprises 3 different notes with exactly the same terms with the exception of the maturity date. Note 1 (for $10K) - January 10, 2022; Note 2 (for $5K) - February 6, 2022; and Note 3 (for $15K) - February 12, 2022.

This following is language taken from the Notes.

Sale of the Company. Notwithstanding any provision of this Note to the contrary, if   the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company (assuming full conversion or exercise of all convertible and in-the-money exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans, but excluding the shares of the Company issuable upon the conversion of this Note or convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

For purposes of the section above, "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's then outstanding voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.

Warrant

The amount of securities outstanding is 668,688.

Material Rights

The Company only has one warrant (the "Warrant") outstanding, which was issued to Rev1 Holdings. Rev1 Holdings was awarded this Warrant as part of an investment in a convertible note. The number of shares issuable to Rev1 Holdings pursuant to the Warrant depends on the number of shares issuable to Rev1 Holdings pursuant to the conversion of its convertible note. As such, because Rev1 Holdings was issued 668,688 Class A shares upon the conversion of its convertible note on 4/19/2019, it will be entitled to receive 668,688 shares of Class A stock once it elects to exercise its

Warrant (as of date, Rev1 Holdings has not exercised its Warrant).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

Solutions Vending International

By   /s/Dawn Dickson
_____

          Name   ___Dawn Dickson_____
          :

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, __Dawn Dickson_____, Principal Executive Officer of Solutions Vending International, hereby certify that the financial statements of Solutions Vending International included in this Report are true and complete in all material respects.

_____/s/__Dawn Dickson_____
Principal Executive Officer

SOLUTIONS VENDING INTERNATIONAL, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2019 AND 2018



To the Board of Directors of
Solutions Vending International, Inc.
Miami, Florida

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Solutions Vending International, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solutions Vending International, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has negative cash flows from operations, has sustained net losses of $932,510 and $739,708 in the years ended December 31, 2019 and 2018, respectively, has an accumulated deficit of $2,165,369 as of December 31, 2019, holds limited liquid assets to satisfy its obligations as they come due with $53,723 of cash held of December 31, 2019, and had a working capital deficit of $27,984 as of December 31, 2019. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado

April 20, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SOLUTIONS VENDING INTERNATIONAL, INC.
BALANCE SHEETS

	December 31,	
	2019	**2018**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 53,723	$ -
Total assets	$ 53,723	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Bank overdraft	$ -	$ 400
Accounts payable	4,197	25,549
Accrued expenses and other current liabilities	62,510	262,090
Promissory notes payable	15,000	30,000
Convertible promissory notes payable, current portion	-	310,000
Total current liabilities	81,707	628,039
Convertible promissory notes payable	-	150,000
Total liabilities	81,707	778,039
Commitments and contingencies (Note 10)		
Stockholders' equity (deficit):		
Class A common stock, $0.0001 par value; 300,000,000 shares designated as of December 31, 2019 and 2018, 24,928,678 and 12,070,317 shares issued and outstanding as of December 31, 2019 and 2018, respectively	2,493	1,207
Class B common stock, $0.0001 par value; 200,000,000 shares designated as of December 31, 2019 and 2018, 20,000,000 shares issued and outstanding as of December 31, 2019 and 2018	2,000	2,000
Additional paid-in capital	2,132,892	451,613
Accumulated deficit	(2,165,369)	(1,232,859)
Total stockholders' equity (deficit)	(27,984)	(778,039)
Total liabilities and stockholders' equity (deficit)	$ 53,723	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2019	**2018**
Net revenue	$ -	$ -
Cost of net revenue	-	-
Gross profit	-	-
Operating expenses:		
Research and development	257,831	218,170
Sales and marketing	55,836	48,952
General and administrative	610,612	443,923
Total operating expenses	924,279	711,045
Loss from operations	(924,279)	(711,045)
Other income (expense):		
Interest expense	(8,231)	(28,663)
Total other income (expense), net	(8,231)	(28,663)
Provision for income taxes	-	-
Net loss	$ (932,510)	$ (739,708)
Weighted average common shares outstanding - basic and diluted	40,436,172	35,480,824
Net loss per common share - basic and diluted	$ (0.02)	$ (0.02)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at December 31, 2017	10,731,000	$ 1,073	25,000,000	$ 2,500	$ 208,192	$ (493,151)	$ (281,386)
Common stock donations	(1,380,000)	(138)	(5,000,000)	(500)	-	-	(638)
Conversion of SAFE and convertible promissory note agreements	1,810,000	181	-	-	233,510	-	233,691
Common shares issued for services	706,317	71	-	-	6,302	-	6,373
Issuance of restricted common shares	203,000	20	-	-	3,609	-	3,629
Net loss	-	-	-	-	-	(739,708)	(739,708)
Balances at December 31, 2018	12,070,317	1,207	20,000,000	2,000	451,613	(1,232,859)	(778,039)
Issuance of common shares pursuant to Reg CF offering, net of issuance costs	5,934,121	593	-	-	930,472	-	931,065
Issuance of common shares in connection with anti-dilution rights	66,837	7	-	-	12,024	-	12,031
Conversion of convertible promissory notes	5,287,463	529	-	-	494,481	-	495,010
Issuance of common shares pursuant to private placement memorandum	965,555	97	-	-	184,903	-	185,000
Common shares issued for services	104,385	10	-	-	19,990	-	20,000
Issuance of restricted common shares	500,000	50	-	-	39,409	-	39,459
Net loss	-	-	-	-	-	(932,510)	(932,510)
Balances at December 31, 2019	24,928,678	$ 2,493	20,000,000	$ 2,000	$ 2,132,892	$ (2,165,369)	$ (27,984)

See Independent Auditors' Report, and accompanying notes, which are an integral part of these financial statements.

SOLUTIONS VENDING INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2019	2018
Cash flows from operating activities:		
Net loss	$ (932,510)	$ (739,708)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	59,459	10,002
Changes in operating assets and liabilities:		
Bank overdraft	(400)	400
Accounts payable	(21,352)	13,672
Accrued expenses and other current liabilities	(164,570)	242,466
Net cash used in operating activities	(1,059,373)	(473,168)
Cash flows from financing activities:		
Proceeds from convertible promissory note agreements	-	195,000
Repayment of promissory notes payable	(15,000)	-
Proceeds from issuance of common shares pursuant to Reg CF offering, net of issuance costs	943,096	-
Proceeds from issuance of common shares pursuant to private placement memorandum	185,000	-
Net cash provided by financing activities	1,113,096	195,000
Net increase (decrease) in cash and cash equivalents	53,723	(278,168)
Cash and cash equivalents at beginning of period	-	278,168
Cash and cash equivalents at end of period	$ 53,723	$ -
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 1,500	$ -
Supplemental disclosure of non-cash financing activities:		
Conversion of convertible notes payable and accrued interest into common stock	$ 495,010	$ 166,999
Conversion of SAFE agreements into common stock	$ -	$ 66,692
Common stock donations	$ -	$ 638

See Independent Auditors' Report, and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Shoe Vending International, LLC (the "Company") was a limited liability company organized under the laws of Ohio on October 1, 2012. On March 7, 2017, the Company converted to a Delaware corporation under the name Solutions Vending International, Inc. (refer to Note 6) doing business as Popcom ("Popcom"). The Company is an automated retail technology company providing software and hardware solutions for self-service retailers. The Company is headquartered in Miami, Florida.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $932,510 and $739,708 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company had an accumulated deficit of $2,165,369, holds limited liquid assets to satisfy its obligations as they come due with $53,723 of cash held of December 31, 2019, and had a working capital deficit of $27,984 as of December 31, 2019. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Stock Split

On November 8, 2018, the Company effected a 5,000-for-1 forward stock split (50,000-for-1 forward split, and 10-for-1 reverse split netting to 5,000-for-1 forward split) of its authorized, designated, issued and outstanding common shares. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2019 and 2018, all of the Company's cash and cash equivalents were held at one and two accredited financial institutions, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2019 and 2018 amounted to approximately $34,500 and $6,700, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures stock-based compensation based on the fair value of its common stock on the date of the agreement. The Company uses the Black-Scholes option-pricing model to determine the fair value of warrants.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2019 and 2018 are as follows:

	Year Ended December 31,	
	2019	**2018**
Convertible promissory notes*	-	5,287,463
Warrants**	590,459	590,459
Total potentially dilutive shares	590,459	5,877,922

*Convertible notes' potential shares are calculated based on principal and accrued interest, Company's capitalization, applicable valuation cap and applied at the 20% discount per the note agreements. Represents the amount of shares converted into in 2019. See Note 5 for more information.

**Warrants' potential shares are calculated based on the potential shares of the investor's convertible note. See Note 7 for more information. The 2018 numbers have been updated from prior period presentation as the estimated number of shares are now known.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES**

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2019	2018
Accrued personnel costs	$ 30,841	$ 65,735
Accrued professional and consulting fees	14,794	122,500
Accrued interest	4,875	33,155
Refund liability	-	33,200
Customer deposits	12,000	7,500
	$ 62,510	$ 262,090

5. **DEBT**

Promissory Notes Payable

In 2013, the Company issued two unsecured promissory notes for an aggregate principal amount of $30,000. The notes bear interest at 5% per annum. In April 2019, one note was fully repaid. The outstanding note matured in 2013 and is in default as of December 31, 2019. Accrued interest payable on these notes were $4,875 and $8,563 as of December 31, 2019 and 2018, respectively. Interest expense of $982 and $1,500 was recorded on these notes for the years ended December 31, 2019 and 2018, respectively.

Convertible Promissory Notes Payable

From July to December 2017, the Company issued five convertible promissory notes ("2017 Notes") for an aggregate principal amount of $425,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $250,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity ("SAFE")). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the "valuation cap") equal to the quotient of $3,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes' respective maturity dates, the notes are convertible into shares of the Company's common stock at conversion price equal to the quotient of $2,000,000 divided by the dilutive common shares outstanding (excluding SAFEs). Upon a sale of the Company, the Company will pay the holder the greater of a) the principal and accrued interest, or b) the amount the holder would be entitled to receive if the note had converted into shares of common stock at a conversion price equal to the quotient of $2,000,000 divided by the dilutive common shares outstanding. The 2017 Notes have a 2-year term maturing in 2019. The notes bear interest at 5% per annum and accrued interest payable on these notes was $17,600 as of December 31, 2018.

From March to September 2018, the Company issued three convertible promissory notes ("2018 Notes") for an aggregate principal amount of $195,000. The 2018 Notes are subject to the same conversion provisions as the 2017 Notes, however, one note with a principal amount of $50,000 is subject to a $4,000,000 valuation cap. The 2018 Notes have a 2-year term maturing in 2020. The notes bear interest from 5% - 8% per annum and accrued interest payable on these notes were $6,992 as of December 31, 2018.

During the year ended December 31, 2018, the Company converted $160,000 in principal amounts, plus accrued interest, into 1,515,000 shares of Class A common stock. The notes were converted under the terms of the amended conversion agreements.

During the year ended December 31, 2019, the Company converted the remaining $460,000 in outstanding principal, plus accrued interest of $35,010, into 5,287,463 shares of Class A common stock, in accordance with the automatic conversion features triggered by the closing of the Regulation CF offering discussed in Note 6.

Future Equity Obligations

From late 2016 through October 2017, the Company entered into four SAFE agreements for an aggregate purchase amount of $66,692, including a 2016 refund liability of $6,692 which was converted into a SAFE in 2017. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation cap of $3,000,000. If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the Safe Price, defined as the valuation cap divided by the number of dilutive shares outstanding, or b) the Discount Price, which is the price per share of the Standard Preferred Stock sold multiplied by the discount rate of 80%; whichever calculation results in a greater number of shares of Safe Preferred Stock.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the Liquidity Price ($3,000,000 valuation cap dividend by the number of dilutive shares outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

During the year ended December 31, 2018, all SAFE agreements were converted into 295,000 shares of common stock under the amended conversion agreements.

6. **STOCKHOLDERS' EQUITY (DEFICIT)**

Limited Liability Company to Corporation Conversion

As of December 31, 2016, the Company had 96 Class A and 46 Class B membership units outstanding for total members' contributed capital of $91,020. Upon the conversion to a corporation on March 7, 2017, the membership units were converted to 4,753,000 Class A and 25,000,000 Class B common shares, respectively, and $88,045 in additional paid-in capital.

Common Stock

As of December 31, 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 500,000,000 shares of common stock, $0.0001 par value, of which 300,000,000 shares are designated as Class A common stock and 200,000,000 shares are designated as Class B common stock after various amendments in 2017 and 2018.

The Class A common stock have no voting rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the

Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

In November 2018, three shareholders donated a total of 6,380,000 common shares, or 20% of their outstanding shares, back to the Company. No consideration was received or provided in relation to this transaction.

During the year ended December 31, 2018, the Company issued 706,317 shares of Class A common stock as compensation for services performed. Of the total fair value of $6,373, $3,383 was included in research and development expense and $2,990 was included in general and administrative expense in the statements of operations.

During the year ended December 31, 2018, the Company issued 1,810,000 shares of Class A common stock pursuant to conversion of SAFE and convertible promissory note agreements.

In April 2019, the Company completed a Regulation CF offering and issued an aggregate of 5,934,121 shares of Class A common stock for total proceeds of $1,068,142, or $0.18 per share. The Company incurred issuance costs of $125,045, receiving net proceeds of $943,096. Concurrently with the Regulation CF offering, the Company converted the remaining outstanding convertible promissory notes into 5,287,463 shares of Class A common stock.

Concurrently with the Regulation CF offering, an existing investor was issued 66,837 shares of Class A common stock for no additional compensation due to anti-dilution protection terms. The fair value of $12,031 was treated as issuance costs incurred in connection the equity financing, and therefore was recorded to additional paid-in capital.

From April through June 2019, the Company issued 965,555 shares of Class A common stock pursuant to a private placement memorandum for gross proceeds of $185,000, or $0.19 per share.

In June 2019, the Company issued 104,385 shares of Class A common stock to an individual for services performed. The fair value of $20,000 was included in research and development expense in the statements of operations.

Restricted Common Stock

During the years ended December 31, 2019 and 2018, the Company granted 500,000 and 203,000 restricted shares of Class A common stock, respectively. The Company recorded stock-based compensation expense of $39,459 and $3,629 in the statements of operations for the year ended December 31, 2019 and 2018, respectively, utilizing the respective grant-date fair values of each share issuance. As of December 31, 2019 and 2018, 703,000 and 406,000 shares were non-vested, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $51,904 as of December 31, 2019, which will be recognized over a weighted-average remaining period of 10 months.

7. WARRANTS

In December 2017, the Company issued a convertible promissory note to an investor for $50,000 (included in 2017 Notes per Note 5). The Company received an additional $50,000 from this investor pursuant to a grant agreement. Per the terms of the grant agreement, the grant was contingent on the execution of the promissory note agreement and a separate warrant agreement. The warrant agreement grants the investor a warrant to purchase up to an additional $50,000 of the fully diluted equity interests of the Company at a purchase price of $0.01 per share ("exercise price") for a term of ten years. The number of equity interests that the investor shall receive is equal to the number of shares which the related promissory note is convertible into (see Note 5 for related conversion terms on the promissory note, which based on the conversion of this note in 2019, was 590,459 shares).

8. INCOME TAXES

As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $410,165 and $225,605, respectively. The deferred tax assets were a result of the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the year ended December 31, 2019, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $410,165 and $225,605 were recorded as of December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0 percent.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,886,863 and $774,771, respectively, which may be carried forward and will begin to expire in 2036 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2019 tax years remain open to examination.

9. **RELATED PARTY TRANSACTIONS**

In 2013, the Company issued a promissory note of $15,000 to one of its stockholders. As of December 31, 2019 and 2018, the principal and accrued interest are still outstanding (Note 5). The stockholder held both Class A and B membership units which were converted into shares of Class A common stock in 2017.

In 2018, the CEO donated 5,000,000 shares of Class B common stock back to the company. The other founder donated 910,000 shares of Class A common stock.

In 2019, we entered into a Statement of Work with Big Kitty Labs LLC, which is owned and managed by Dan Rockwell, our Chief Technology Officer, pursuant to which Big Kitty Labs agreed to develop portions of our software solution. We paid Big Kitty Labs $164,715 during 2019, $40,000 of which constituted compensation for Mr. Rockwell's service as our Chief Technology Officer and the balance of which constituted payment for the development services provided by Big Kitty Labs.

10. **COMMITMENTS AND CONTINGENCIES**

Lease Agreements

In January 2018, the Company entered into an operate lease for office space. The agreement is a month-by-month lease for monthly rent of $500.

In August 2019, the Company entered into a new operating lease for office space. The agreement is a month-by-month lease for monthly rent of $1,867.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

In January 2018, a former employee made claims against the Company in connection with his employment from February to July 2017. In February 2018, the parties entered into a settlement agreement and the Company paid $5,000 to the former employee. The lawsuit was later dismissed in August 2018 and the Company does not owed any other monies to the former employee.

The Company is currently in an open dispute with a former vendor over a 2017 services agreement. The maximum estimated exposure is $9,000 has not been recorded in the financial statements due to the uncertainty of the outcome.

11. **SUBSEQUENT EVENTS**

In 2020, the Company entered into three convertible promissory notes for an aggregate principal amount of $30,000.

In January 2020, the Company amended and restated its certificate of incorporation to reduce the authorized number of common shares to 60,000,000 shares, of which 40,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class B common stock.

On February 26, 2020, we entered into a Statement of Work and CTO Retainer Agreement with Big Kitty Labs, a related party, pursuant to which we have agreed to pay Big Kitty Labs $5,000 per month in exchange for the services of Mr. Rockwell and Big Kitty Labs.

SOLUTIONS VENDING INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS

Management has evaluated subsequent events through April 20, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.